  Exhibit 99.h12

GuideStone Funds

2401 Cedar Springs Road

Dallas, Texas 75052

Attention: Jennifer Kuhn

Re:	Transfer on Death Exception Procedures

GuideStone Funds ("GuideStone "), on its own behalf and on behalf of each series of GuideStone, in its individual and separate capacity (each a "Portfolio"), has requested that BNY Mellon Investment Servicing (US) Inc. ("BNY Mellon") adopt and implement certain operational procedures with respect to each Portfolio regarding transfer on death ("TOD") account registrations that differ from BNY Mellon's standard operational procedures.

BNY Mellon and GuideStone are parties to that certain Transfer Agency And Shareholder Services Agreement, dated as of December 14, 2012. That agreement, as previously or subsequently amended, is referred to as the "Agreement." This letter agreement and the TOD Exception Procedures (as defined below) shall become effective on the date indicated below beneath the BNY Mellon signature. BNY Mellon will continue to adhere to all BNY Mellon standard operational procedures to the extent not directly superseded by the TOD Exception Procedures.

GuideStone on behalf of each Portfolio agrees that it will include all disclosures applicable to the TOD Exception Procedures that are required by law and provisions  regarding BNYM's implementation of the TOD Exception Procedures, as appropriate, in all documents filed with the U.S. Securities and Exchange Commission, all materials distributed to shareholders or financial intermediaries and all forms and other applicable documents pertaining to GuideStone or a Portfolio.

"TOD Exception Procedures" is hereby defined to mean the rules and procedures described in below:

I.	Registration in TOD Form.

(A)	Only natural persons holding Portfolio shares in a sole ownership capacity, as Joint Tenants With Right Of Survivorship (JTWROS) or as Tenants By The Entirety (TEN ENT) will be permitted to designate TOD beneficiaries for Portfolio shares so held by completing the GuideStone Transfer on Death Registration and Beneficiary Designation Form, which shall be processed by BNY Mellon.

(B)	Instructions to register Portfolio shares with a TOD designation will be accepted and processed (assuming they are otherwise in good order) regardless of whether the registered address of the share owner is in a state that, at the time of the TOD request, has adopted a "TOD Statute", which is hereby defined to mean a statute permitting TOD registration for Portfolio shares that is substantially consistent with the terms of the Uniform Transfer on Death Securities Registration Act (as constituted on the date the instructions are received).

(C)	With respect to transfer instructions received for Portfolio shares registered with a TOD designation:

If the state specified in the registered address for such shares has in effect a TOD Statute at the time of the transfer request, the TOD Statute of such state will govern the transfer. If the state specified in the registered address for such shares does not have in effect a TOD Statute at the time of the transfer request, the TOD Statute of the state of incorporation of GuideStone at such time will govern the transfer.

(D)	Registration of Portfolio shares for which a TOD designation has been made will occur strictly in accordance with provisions below governing the TOD format.

II.	TOD Beneficiary Designations. "TOD Format" is hereby defined to mean a TOD registration of Portfolio shares in compliance with the following:

(A)	Any number of primary and contingent TOD beneficiaries may be designated, whether the TOD registration instructions are received directly from the share owner or indirectly through NSCC/Fund Serv.

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(B)	Only specifically named individuals, corporations, trusts or legal entities will be accepted as TOD beneficiaries. For clarification and avoidance of doubt: designations such as "Lineal Descendants" or "Per Stirpes" will be rejected.

(C)	If more than one TOD beneficiary is designated for an account, the registration for that account will contain the text "TOD Multiple Beneficiaries on File" or words to such effect in lieu of the names of the TOD beneficiaries, subject to such adjustments to such text as BNY Mellon shall reasonably determine to be appropriate.

(D)	BNY Mellon may implement any reasonable format for the registration of multiple primary TOD beneficiaries and multiple contingent TOD beneficiaries.

III.	Distribution to multiple beneficiaries. Upon the death of an account owner or the last surviving joint tenant (if applicable) holding Portfolio shares in a TOD registration:

(A)	Such shares will be divided as equally as reasonably possible among all primary TOD beneficiaries surviving the share owner or the last surviving joint tenant (if applicable), unless the share owner has specified distribution percentages, in which case the shares will be divided as close as reasonably possible to the designated percentages.

(B)	If no primary TOD beneficiary survives the share owner or the last surviving joint tenant (if applicable) and the share owner has designated one or more contingent TOD beneficiaries, such shares will be divided as equally as reasonably possible among all contingent TOD beneficiaries surviving the last surviving share owner, unless the share owner has specified distribution percentages, in which case the shares will be divided as close as reasonably possible to the designated percentages.

GuideStone agrees to indemnify, defend and hold harmless BNY Mellon and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys' fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from any action taken or omitted to be taken in compliance with the TOD Exception Procedures or this letter.

BNY Mellon reserves the right, upon thirty (30) days’ advance notice to and consultation with GuideStone, to suspend or terminate the TOD Exception Procedures and comply instead with BNY Mellon's standard TOD procedures in the event operational requirements, liabilities, risks or costs associated with the TOD Exception Procedures significantly exceed the operational requirements, liabilities, risks or costs (such excess being the "Excess Operational Factors") associated with BNY Mellon's standard TOD operational procedures and the parties fail to reach agreement on an allocation of the Excess Operational Factors.

Sincerely,	Acknowledged and Agreed:

BNY Mellon Investment Servicing (US) Inc.	GuideStone Funds

By:	By:
Name:	Name:
Title	Title:
Date:	Date:

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